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Exhibit (b)-(4)

EXECUTION VERSION

EQUITY COMMITMENT LETTER

April 25, 2017

Bach Finance Limited
c/o Vistra Alternative Investments Services Pte. Ltd.
1 Raffles Place
#13-01 One Raffles Place
Singapore 048616
Attention: BPEA Vistra Team

Ladies and Gentlemen:

        This letter agreement sets forth the commitment of The Baring Asia Private Equity Fund VI, L.P.1, a limited partnership organized and existing under the Laws of the Cayman Islands (the "Sponsor"), subject to the terms and conditions contained herein, to purchase, directly or indirectly, certain equity interests of Bach Finance Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands ("Parent"). It is contemplated that, pursuant to that certain Agreement and Plan of Merger, dated as of the date hereof (as amended, restated, supplemented or otherwise modified from time to time, the "Merger Agreement"), among Nord Anglia Education, Inc. (the "Company"), Parent and Bach Acquisitions Limited, a direct wholly-owned Subsidiary of Parent ("Merger Sub"), Merger Sub will merge with and into the Company (the "Merger"), with the Company surviving the Merger as a direct wholly-owned Subsidiary of Parent. Concurrently with the delivery of this letter agreement, (i) The Baring Asia Private Equity Fund VI, L.P.2 ("LP2 Sponsor") is entering into a letter agreement substantially identical to this letter agreement (the "LP2 Equity Commitment Letter"), (ii) The Baring Asia Private Equity Fund VI Co-investment L.P. ("Co-Invest Sponsor") is entering into a letter agreement substantially identical to this letter agreement (the "Co-Invest Equity Commitment Letter") and (iii) Canada Pension Plan Investment Board ("CPPIB" and, together with LP2 Sponsor and Co-Invest Sponsor, the "Other Sponsors") is entering into a letter agreement substantially identical to this letter agreement (the "CPPIB Equity Commitment Letter" and, together with the LP2 Equity Commitment Letter and the Co-Invest Equity Commitment Letter, the "Other Sponsor Equity Commitment Letters"), in each case, committing to invest, directly or indirectly, in Parent. Capitalized terms used in this letter agreement and not otherwise defined herein have the meanings ascribed to such terms in the Merger Agreement.

        1.    Equity Commitment.

        a.     The Sponsor shall, at or prior to the Effective Time, subject to the terms and conditions set forth herein, purchase, or cause the purchase of, directly or indirectly through one or more intermediate entities, equity interests of Parent and pay, or cause to be paid, directly or indirectly through one or more intermediate entities, to Parent in immediately available funds an aggregate cash purchase price equal to US$325,355,325.00 (such amount, subject to adjustment pursuant to Section 1(b), the "Equity Commitment"), which will be used by Parent solely for the purpose of funding, to the extent necessary to fund, such portion of (x) the aggregate Exchange Fund required to be paid by Parent and Merger Sub pursuant to and in accordance with the Merger Agreement and fees and expenses incurred in connection with the Transactions, and (y) the Purchase Price (as defined in the Share Sale and Support Agreement) to be paid by Parent pursuant to and in accordance with the Share Sale and Support Agreement, together with related fees and expenses; provided, that the Sponsor shall not, under any circumstances, be obligated to contribute or cause to be contributed more than the Equity Commitment to Parent and the aggregate liability of the Sponsor hereunder shall not exceed the amount of the Equity Commitment.

        b.     The Sponsor may effect the funding of the Equity Commitment directly or indirectly through one or more direct or indirect Subsidiaries of the Sponsor or any other investment fund advised or managed by an Affiliate of the Sponsor or any other investment fund that is a limited partner of the Sponsor or of an Affiliate of the Sponsor or other Affiliates of the Sponsor or Affiliates of the Other Sponsors. The Sponsor

will not be under any obligation under any circumstances to contribute or cause to be contributed more than the amount of the Equity Commitment to Parent, Merger Sub or any other person pursuant to the terms of this letter agreement. In the event Parent does not require an amount equal to the sum of the Equity Commitment plus the amount of the equity commitments of the Other Sponsors under the Other Sponsor Equity Commitment Letters in order to consummate the Merger and Parent's purchase of the PE Shares (as defined in the Share Sale and Support Agreement), including to fund the amounts described in sub-clauses (x) and (y) of Section 1(a) hereof, the amount of the Equity Commitment to be funded under this letter agreement and the amount of the equity commitments of the Other Sponsors to be funded under the Other Sponsor Equity Commitment Letters shall be reduced by Parent on a pro rata basis, to the level sufficient, in combination with the other financing arrangements contemplated by the Merger Agreement (including the Debt Financing and/or Alternative Financing (if applicable)) and funded to Parent, for Parent and Merger Sub to consummate such transactions and fund such amounts.

        2.    Conditions.    The Equity Commitment shall be subject to (a) the satisfaction in full (or waiver, if permissible), at or prior to the Closing of each of the conditions set forth in Section 7.01 and Section 7.02 of the Merger Agreement (other than any conditions that by their nature are to be satisfied at the Closing but subject to the prior or substantially concurrent satisfaction of such conditions), (b) (i) the substantially contemporaneous consummation of the Closing or (ii) the Company having been granted an order of specific performance in respect of the funding of the Equity Commitment, and the Company having irrevocably confirmed that if the Equity Commitment is funded in full, then the Closing will occur, (c) the Debt Financing and/or the Alternative Financing (if applicable) having been funded or will be funded at the Closing in accordance with the terms thereof if the Equity Financing is funded at or prior to the Closing, (d) the prior or substantially contemporaneous closing of the contributions contemplated by the Other Sponsor Equity Commitment Letters which shall not be modified, amended or altered in any manner adverse to the Sponsor without the Sponsor's prior written consent, and (e) the prior or substantially contemporaneous closing of Parent's purchase of the PE Shares (as defined in the Share Sale and Support Agreement) contemplated by the Share Sale and Support Agreement; provided, that the satisfaction or failure of the condition set forth in clause (d) shall not limit or impair the ability of Parent or the Company to seek enforcement of the obligations of the Sponsor under and in accordance with this letter agreement if (i) Parent or the Company, as applicable, is also seeking enforcement of the Other Sponsors' respective obligations under the Other Sponsor Equity Commitment Letters, or (ii) the Other Sponsors have satisfied or are prepared to satisfy their respective obligations under the Other Sponsor Equity Commitment Letters, and the satisfaction or failure of the condition set forth in clause (e) shall not limit or impair the ability of Parent or the Company to seek enforcement of the obligations of the Sponsor under and in accordance with this letter agreement if (x) Parent or the Company, as applicable, is also seeking enforcement of Premier Education's obligation to sell the PE Shares to Parent under the Share Sale and Support Agreement, or (y) Premier Education Holdings Ltd has sold or is prepared to sell the PE shares to Parent under the Share Sale and Support Agreement.

        3.    Limited Guarantee.    Concurrently with the execution and delivery of this letter agreement, the Sponsor is executing and delivering to the Company a limited guarantee related to certain payment obligations of Parent under the Merger Agreement (the "Limited Guarantee"). Other than with respect to the Retained Claims (as such term is defined under the Limited Guarantee), the Company's remedies against the Sponsor and the Other Sponsors under the Limited Guarantee and the Other Guarantees (as defined in the Limited Guarantee) (as set forth in and in accordance with the terms of the Limited Guarantee and the Other Guarantees, as applicable) shall be, and are intended to be, the sole and exclusive direct or indirect remedies (whether at Law or in equity, whether sounding in contract, tort, statute or otherwise) available to the Company and its Affiliates against the Sponsor and the Non-Recourse Parties (as defined in the Limited Guarantee) in respect of any claims, liabilities or obligations arising out of or relating to this letter agreement, the Merger Agreement and the Transactions, including in the event Parent or Merger Sub breaches its obligations under the Merger Agreement, whether or not Parent's or Merger Sub's breach is caused by the Sponsor's breach of its obligations under this letter agreement.

        4.    Enforceability; Third-Party Beneficiary.    This letter agreement may only be enforced (a) by Parent or (b) by the Company in connection with it (i) seeking specific performance of (x) Parent's or Merger Sub's obligation to cause the funding of the Equity Commitment solely in accordance with, and to the extent expressly permitted by, Section 9.08 of the Merger Agreement, subject to the satisfaction of the conditions set forth in Section 9.08(b) of the Merger Agreement or (y) the Sponsor's obligation to fund the Equity Commitment under the circumstances and only under the circumstances in which the Company would be permitted by the foregoing clause (x) and Section 9.08(b) of the Merger Agreement to obtain specific performance requiring Parent to enforce the Sponsor's obligation to fund the Equity Commitment, or (ii) enforcing its rights under Sections 4 and 13 of this letter agreement, in each case, as though the Company were a party hereto and subject further to Section 6 and Section 7 hereof (and the Company shall be an express third-party beneficiary hereof and shall have the enforcement rights solely as provided in clause (b) of this Section 4). None of Parent's, Merger Sub's or the Company's creditors shall have the right to enforce this letter agreement or to cause Parent, Merger Sub or the Company to enforce this letter agreement against the Sponsor. Each of the Non-Recourse Parties is an express third-party beneficiary hereof solely for purposes of Section 3. Nothing in this letter agreement, express or implied, is intended to confer upon any person other than Parent, the Sponsor and, to the extent provided in this Section 4, the Company and the Non-Recourse Parties, any rights or remedies under or by reason of this letter agreement. In no event shall this letter agreement or the Equity Commitment to be funded hereunder be enforced by any person unless (i) such person is also seeking enforcement of the Other Sponsor Equity Commitment Letters and/or (ii) the Other Sponsors have satisfied or are prepared to satisfy their respective obligations under the Other Sponsor Equity Commitment Letters.

        5.    No Modification; Entire Agreement.    This letter agreement may not be amended or otherwise modified without the prior written consent of Parent, the Sponsor and, to the extent that such amendment or modification would be materially adverse to the rights of the Company hereunder, the Company. Together with the Merger Agreement (and any schedules, exhibits and annexes thereto and any other documents and instruments referred to thereunder, including the Share Sale and Support Agreement, the Other Sponsor Equity Commitment Letters, the Limited Guarantee, the Other Guarantees, the Confidentiality Agreements, and the Interim Investors Agreement, this letter agreement constitutes the sole agreement, and supersedes all prior agreements, understandings and statements, written or oral, between, the Sponsor or any of its Affiliates, on the one hand, and Parent or any of its Affiliates, on the other hand, with respect to the transactions contemplated hereby. Each of the parties hereto acknowledges that each party and its respective counsel have reviewed this letter agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this letter agreement.

        6.    Governing Law.    This letter agreement and all disputes or controversies arising out of or relating to this letter agreement or the transactions contemplated hereby shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof.

        7.    Dispute Resolution.

        a.     Any disputes, actions and proceedings against any party hereto or arising out of or in any way relating to this letter agreement shall be submitted to the Hong Kong International Arbitration Centre ("HKIAC") and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 7(a) (the "Rules"). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three arbitrators (each, an "Arbitrator"). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third

Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

        b.     Notwithstanding the foregoing, the parties hereto hereby consent to and agree that in addition to any recourse to arbitration as set out in this Section 7, any party may, to the extent permitted under the Laws of the jurisdiction where application is made, seek an interim injunction from a court or other authority with competent jurisdiction and, notwithstanding that this letter agreement is governed by the Laws of the State of New York, a court or authority hearing an application for injunctive relief may apply the procedural Law of the jurisdiction where the court or other authority is located in determining whether to grant the interim injunction. For the avoidance of doubt, this Section 7(b) is only applicable to the seeking of interim injunctions and does not restrict the application of Section 7(a) in any way.

        8.    Counterparts.    This letter agreement may be executed in any number of counterparts (including by e-mail of PDF or scanned versions or by facsimile), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

        9.    Confidentiality.    This letter agreement shall be treated as confidential and is being provided to Parent solely in connection with the Merger. This letter agreement may not be used, circulated, quoted or otherwise referred to in any document, except with the prior written consent of the Sponsor and Parent; provided, however, that each of the Sponsor and Parent may, without such written consent, disclose the existence and content of this letter agreement to the Company, and each of the Sponsor, Parent and the Company may, without such written consent, disclose the existence and content of this letter agreement to their respective officers, directors, employees, partners, members, investors, financing sources, advisors (including financial and legal advisors) and any representatives of the foregoing (collectively, "Representatives"), to the Other Sponsors and their respective Representatives and to the extent required by Law, the applicable rules of any national securities exchange or in connection with any SEC filings relating to the Merger and in connection with any litigation relating to the Merger, the Merger Agreement or the Transactions as permitted by or provided in the Merger Agreement and the Sponsor may disclose the existence and content of this letter agreement to any Non-Recourse Party.

        10.    Termination.    This letter agreement and the obligation of the Sponsor to fund the Equity Commitment will terminate automatically and immediately upon the earliest to occur of (a) the valid termination of the Merger Agreement in accordance with its terms (unless the Company shall have made a claim under Section 4 of this letter agreement, in which case this letter agreement shall terminate upon the resolution of such action and, to the extent applicable, the satisfaction by the Sponsor of any obligations finally determined or otherwise agreed to be owed by the Sponsor pursuant to this letter agreement), or (b) the Closing, at which time such obligation will be discharged but subject to the performance of such obligation, and (c) the Company or any of its Affiliates asserting a claim that would make the Limited Guarantee become terminable in accordance with the terms thereof.

        11.    No Recourse.    Notwithstanding anything that may be expressed or implied in this letter agreement or any document or instrument delivered in connection herewith, and notwithstanding the fact that the Sponsor is a limited partnership, other than with respect to the Retained Claims, by its acceptance of the benefits of this letter agreement, Parent covenants, acknowledges and agrees that no person other than the Sponsor and Parent (and their respective successors and permitted assigns) has any obligations hereunder and that no recourse shall be had hereunder, or for any claim based on, in respect of, or by reason of, such obligations hereunder or their creation, against, and no personal liability hereunder shall attach to, be imposed on or otherwise be incurred by, any Non-Recourse Party, through Parent, Merger Sub or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Parent against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise.

        12.    Representations and Warranties.

        a.     The Sponsor hereby represents and warrants to Parent that (i) the Sponsor is a limited partnership duly organized and validly existing under the Laws of its jurisdiction of organization, the Sponsor has all limited partnership power and authority to execute, deliver and perform this letter agreement, (ii) the execution, delivery and performance of this letter agreement by the Sponsor has been duly and validly authorized and approved by all necessary limited partnership action on its part, (iii) this letter agreement has been duly and validly executed and delivered by the Sponsor and (assuming due execution and delivery of this letter agreement by Parent) constitutes a valid and legally binding obligation of the Sponsor, enforceable against it in accordance with the terms of this letter agreement (subject to (1) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors' rights generally and (2) general equitable principles (whether considered in a proceeding in equity or at Law)), (iv) the Equity Commitment is less than the maximum amount that the Sponsor is permitted to invest in any one portfolio investment pursuant to the terms of its constituent documents or otherwise, (v) for so long as this letter shall remain in effect, the Sponsor has uncalled capital commitments or otherwise has available funds in excess of the sum of the Equity Commitment and all of its other unfunded contractually binding commitments that are currently outstanding, (vi) no action, consent, permit, authorization by, and no notice to or filing with, any governmental entity is required in connection with the execution, delivery or performance of this letter agreement by the Sponsor and (vii) the execution, delivery and performance of this letter agreement by the Sponsor do not (x) violate the organizational documents of the Sponsor, (y) violate any applicable Law binding on the Sponsor or the assets of the Sponsor or (z) constitute a material breach of any material agreement binding on the Sponsor.

        13.    No Assignment.    The Sponsor's obligation to fund the Equity Commitment may not be assigned or delegated (whether by operation of Law, merger, consolidation or otherwise), except that the Sponsor may assign or delegate all or a portion of its obligations to fund the Equity Commitment to any of the Sponsor's affiliated entities (including any Affiliate of the Sponsor, any other investment fund or investment vehicle advised or managed by the Sponsor or any of its Affiliates or any other investment fund or investment vehicle that is a limited partner of the Sponsor or any of its Affiliates); provided, that any such assignment or delegation shall not relieve the Sponsor of its obligations under this letter agreement to the extent not performed by such entity, Affiliate, investment fund or investment vehicle. Parent may not assign its rights to any of its Affiliates or other person, without the prior written consent of the Sponsor and the Company (which shall be given or withheld solely in the discretion of the Sponsor and the Company, respectively). Any purported transfer, assignment or delegation in violation of this Section 13 shall be null and void and of no force and effect.

        14.    Interpretation.    Headings are used for reference purposes only and do not affect the meaning or interpretation of this letter agreement. When a reference is made in this letter agreement to a Section, such reference shall be to a Section of this letter agreement unless otherwise indicated. The word "including" and words of similar import when used in this letter agreement will mean "including, without limitation," unless otherwise specified.

        15.    Severability.    Any term or provision hereof that is prohibited or unenforceable in any jurisdiction shall be, as to such jurisdiction, ineffective solely to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

[Remainder of page intentionally left blank]

Sincerely,

THE BARING ASIA PRIVATE EQUITY FUND VI, L.P.1

By: Baring Private Equity Asia GP VI, L.P., its general partner

By: Baring Private Equity Asia GP VI Limited, its general partner

By:	/s/ Tek Yok Hua
	Name:	Tek Yok Hua
	Title:	Director

[SIGNATURE PAGE TO EQUITY COMMITMENT LETTER]

Agreed to and accepted:

BACH FINANCE LIMITED
By:	/s/ Tariq Syed Usman
	Name:	Tariq Syed Usman
	Title:	Director

[SIGNATURE PAGE TO EQUITY COMMITMENT LETTER]

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  Exhibit (b)-(4)
  EXECUTION VERSION
EQUITY COMMITMENT LETTER April 25, 2017